UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

95 Moatfield Dr. First floor

Toronto, Ontario, Canada M3B 0A2

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Resignation of Chief Executive Officer

On February 6, 2024, Fan Zhou notified Visionary Education Technology Holdings Group Inc. (the “Company”) of her resignation as its chief executive officer and chairperson, effective immediately. Ms. Zhou’s resignation did not result from any disagreement or disputes with the Company. Ms. Zhou will remain as a director of the Company.

Appointment of New Chairman

On February 6, 2024, the Board of Directors (the “Board”) of the Company appointed Mr. William Chai, its current independent director, as the new chairman of the Board. Mr. Chai joined the Board as an independent director on November 22, 2022 and will continue to serve as a member and chairman of the Audit Committee, and as a member to both the Nominating and Corporate Governance Committee and Compensation Committee.

Appointment of New Chief Executive Officer

On February 6, 2024, the Board appointed Mr. Rusheng (Ransom) Wu as its new chief executive officer, effective immediately.

Rusheng (Ransom) Wu, age 50. Mr. Wu possesses 25 years of education management across high school, college and online learning. Since June 2016, he has held leadership roles at Toronto eSchool, including Director and Vice President. His work has centered on spearheading the strategic direction and overall management of Toronto eSchool and driving innovation and ensuring that educational programs align with both industry standards and the needs of learners. Furthermore, he has played a crucial role in developing recruitment strategies that not only attract top talent but also encourage a diverse student demographic. Mr. Wu has also been dedicated to strengthening partnerships with educational institutions and collaborators, streamlining the recruitment process.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: February 8, 2024	By:	/s/ Rusheng Wu
Rusheng (Ransom) Wu,
Chief Executive Officer

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